Exhibit 99.1

Seadrill Partners Announces Completion of Its One for Ten Reverse Unit Split

London, United Kingdom, July 2, 2019—Seadrill Partners LLC (the “Company” or “SDLP”) (NYSE: SDLP) has completed its previously announced one-for-ten reverse unit split.

Pursuant to the reverse split, every ten SDLP common units and subordinated units issued and outstanding as of July 1, 2019 (after close of market) was converted into one SDLP common unit or subordinated unit, as applicable. Split-adjusted SDLP common units continue to trade on the New York Stock Exchange under the same ticker symbol “SDLP” and have been assigned a new CUSIP number: Y7545W 125.

No fractional units were issued in connection with the reverse split. Instead, in accordance with its limited liability company agreement, all fractional SDLP units were rounded to the nearest whole unit, with 0.5 units rounded to the next higher unit.

The reverse split reduced the number of common units issued and outstanding from 75,278,250 to approximately 7,527,825 common units, and the subordinated units from 16,543,350 to approximately 1,654,335 subordinated units.

SDLP unitholders who own their units in book-entry form or through a bank, broker or other nominee do not need to take any action in connection with the reverse split.

Unitholders who hold units with a broker, bank or other nominee and who have any questions in this regard are encouraged to contact their brokers, banks or other nominees.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to regain compliance with the NYSE’s continued listing standards. Although Seadrill Partners believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Seadrill Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Seadrill Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Seadrill Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.